SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 AUG 11 A 7:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

1 August 2008

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

[redacted]

08004154

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Statement re Resolution of Fines'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
AUG 12 2008
THOMSON REUTERS

Severn Trent Plc today announces that, notwithstanding reservations about the enforcement process, Severn Trent Water has decided not to appeal the fines of £35.8 million imposed by Ofwat for deliberately providing false information to Ofwat in the period 2005-06, and for delivering poor service to its customers in the same period.

It has also concluded discussions with Ofwat concerning the resolution of the Ofwat interim report of March 2006. As a result, Severn Trent Water has agreed to provide targeted financial support to its low-income customers who are in most need of financial support in the current difficult economic climate by making payments totalling £5m to the Severn Trent Charitable Trust Fund. This is likely to be paid £2m in each of the two years 2008-09 and 2009-10 and £1m in 2010-11.

Tony Wray, Chief Executive of Severn Trent plc, said: "This final step now draws a line under the legacy issues stemming from a previous management regime. As agreed with our Regulator, Ofwat, we can now focus entirely on our continuing journey to put Severn Trent Water back into the positive position our customers, regulators, shareholders and employees deserve."

For further information:

Andrew Marsh
Public Affairs Manager
0121 722 4121

Venetia Cooper
Investor Relations Manager
0121 722 4523

Notes:

The Severn Trent Charitable Trust Fund

The Charitable Trust is an independent grant making trust which was established in 1997. It is a registered charity with the aim of helping customers who have a clear intent to be "good payers", but are having some temporary difficulty in paying their bill. Grants can be given to individuals towards water charges, other household charges and costs, and to organisations for the funding of debt counselling/money advice for householders falling into the individual category. The average grant is £300-£400 for individuals. Grants are not paid to customers who have no desire or perceived ability to become "good payers". People unable to meet the cost of water charges and who live in the Severn Trent Area can apply for help.

Legacy Issues

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 AUG 11 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 August 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 31 July 2008, the Company's issued share capital consists of 235,550,638 ordinary shares of 97 17/19 pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 235,550,638.

The above figure of 235,550,638 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2008 AUG 11 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 August 2008

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4127
Direct Fax 44 121 722 4290
Our Ref RPB

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Publication of Prospectus'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Severn Trent Plc
1 August 2008

SEVERN TRENT PLC

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 31 July 2008 relating to a €4,000,000,000 Euro Medium Term Note Programme with Severn Trent Plc, Severn Trent Utilities Finance Plc and Severn Trent European Placement S.A. as issuers and Severn Trent Water Limited as guarantor of Notes issued by Severn Trent Utilities Finance Plc and Severn Trent Plc as guarantor of Notes issued by Severn Trent European Placement S.A.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4133A_1-2008-7-31.pdf

For further information, please contact:

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU

www.severntrent.com

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act. Your right to access this service is conditional upon complying with the above requirement.

END